January 27, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Christie Wong
Julie Sherman

Re:	Butterfly Network, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
File No. 001-39292

Ladies and Gentlemen:

On behalf of Butterfly Network, Inc. (the “Company”), we are submitting this letter in response to your supplemental letter of January 12, 2023 regarding the Company’s above-referenced Annual Report on Form 10-K (the “2021 10-K”) following our initial response letter of December 16, 2022 to your letter of December 5, 2022

To assist your review, we have reproduced the text of your comment in italics below, followed by responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 73

We note your response to comment 1. We see from your response that you will remove the non-recurring categorization for losses on purchase commitments and inventory write-downs in future filings. Please explain to us your consideration of the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in determining why you believe these adjustments, which appear to be costs incurred in the ordinary course of your business, are appropriate.

Response to Comment 1:

We respectfully advise the Staff that we do not consider the aforementioned adjustments to be a normal operating expense and believe they provide investors with a more clear picture of our financial performance. We consider these adjustments to be outside the normal course of business because the underlying transactions can be traced back to the Company early stage of commercialization and therefore differ from our current strategic and operational processes that have developed as the Company matured.

With regards to the inventory write-offs adjustments, they were isolated to a product transition away from our first-generation device. As the Company’s product planning strategy has evolved, we expect future product transitions to be more gradual, and the recurrence of such inventory write-offs is unlikely.

With respect to the adjustments for losses on purchase commitments, they stem from a key vendor agreement that was entered into in 2019, not long after the Company’s initial product launch. At that time, the Company’s strategy was focused on selling a high volume of lower cost devices, primarily through direct-to-consumer channels such as e-commerce. The Company’s strategy has subsequently evolved to target larger enterprise customers and shift its sales mix to focus more on software and other services. Therefore, our prior projections that supported a significant level of minimum purchase commitments no longer hold true for our target revenue base and normal way of operating. While it is customary to enter into long term inventory purchase commitments with third-party semiconductor manufacturers, when the minimum purchase commitment obligations from this specific agreement are completed in 2023 we expect our future purchase commitments, if any, to more closely align to our current strategy and enhanced long term demand planning processes and thus minimize the likelihood of material excess inventory of this magnitude.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (610) 316-5250.

Very truly yours,

/s/ Heather C. Getz, CPA
Heather C. Getz, CPA
Executive Vice President and Chief Financial Officer